Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company

Announcement to the Market

Further to the Material Fact of March 31, 2011, Itaú Unibanco Holding S.A. (“Itaú Unibanco” or “Company”) announces that the Central Bank of Brazil has approved the reverse split of common and preferred shares at the proportion of 100 (one hundred) to 1 (one) share with the concurrent split of each share subsequent to the reverse split, at the proportion of 1 (one) to 100 (one hundred) shares, pursuant to the respective types (“Restructuring”), according to the resolutions adopted by the shareholders at the Extraordinary General Meeting of April 25,  2011.

Thus, shareholders that wish to adjust their position in lots of multiples of 100 (one hundred) shares, may do so until October 31, 2011, inclusive, it being established that the Restructuring shall be implemented considering the shareholding position at this date (October 31, 2011).

It should be pointed out that the composition of the balances that are multiples of  100 (one hundred) shares shall be obtained in each environment where these shares are registered in the fiduciary custody of BM&FBOVESPA or in the Depository Institution, that is, for the purposes of the composition mentioned herein, the environments for negotiation being considered individually.

A. Special Conditions for Adjustment of the Shareholding Position

Exclusively in relation to the Restructuring, the Company shall provide the following facilities to holders of common or preferred shares in a number not corresponding to the standard lot of 100 (one hundred) shares:

(i).
exemption from the brokerage fee and emoluments for acquisitions made through Itaú Corretora de Valores S.A. to complete a standard lot, conditional on the shareholder expressing interest in readjusting holdings for lots of multiples of 100 (one hundred) shares by October 28, 2011. The acquisition of the shares with respect to this adjustment shall be made at the market price as of October 31, 2011, for all shareholders that adhere to the adjustment through the intermediary of Itaú Corretora de Valores S.A.. For more information, access www.itautrade.com.br or www.investshop.com.br.

(ii).
availability of a line of credit to the shareholder to complete a standard lot subject to an analysis of credit conditions. For this purpose, the shareholder should call Investfone or contact one of the following specialized branches: Belo Horizonte – MG at Av. João Pinheiro, 195,Térreo; Brasília – DF at SCS Quadra 3 - Edifício Dona Angela – Sobreloja; Curitiba – PR at Rua João Negrão, 65 – Sobreloja; Porto Alegre - RS at Rua Sete de Setembro, 746 – Térreo; Rio de Janeiro – RJ at Rua Sete de Setembro, 99 – Subsolo; Salvador – BA at Av. Estados Unidos, 50 - 2º andar - Edifício Sesquicentenário; e São Paulo – SP at Rua Boa Vista, 176 – Subsolo.

(iii).
sale, by the controlling shareholders, at market prices, of the amount of shares necessary for the rounding  up of positions held by shareholders to multiples of 100 shares in the event of an eventual absence of market liquidity for the acquisitions related to split and reverse split operations.

Such facilities shall be granted exceptionally in the environment of the Restructuring for the purposes of  complementing the multiple of 100 (one hundred) shares immediately superior to the amount held.

B. Fractions of Shares

The possible fractions of shares arising from the reverse split shall be separated, grouped in integer numbers and sold via an auction to be held at BM&FBOVESPA on November 21, 2011. The net amounts resulting from this sale shall be made available to the holders of the corresponding share fractions, following financial settlement, on the following terms:

•	shareholders with bank accounts registered with the institution Depository Trust will have the values of the fractions credited to their indicated accounts;

•	shareholders registered with the fiduciary custody of BM&FBOVESPA shall have the values of their fractions paid through the intermediary of their Custody Agents; or

•
shareholders where the Financial Institution Depository holds registration details which are not current or incomplete, due to the absence of, for example, a CPF/CNPJ tax registration number or bank credit option, may contact one of the specialized branches (mentioned in item A (ii) above) listed for updating registration details, in order to allow receipt of the values of their fractions. The amounts to be paid shall be restated at the SELIC rate or any rate that may replace it, calculated from the date of financial settlement to the payment date.

C. Supplementary Information:

I. Maintenance of Share conditions

As from November 1, 2011, trading in the shares shall be resumed in standard lots of 100 (one hundred) shares, existing rights of the same being maintained, including those relative to the payment of monthly dividends and eventual capital remunerations, there being no change in the quantity of shares making up the capital stock.

II. Further Clarifications

Any further necessary clarifications may be obtained through the e-mail relacoes.investidores@itau-unibanco.com.br, from the Investor Relations website www.itau-unibanco.com.br/ri, Investshop website www.investshop.com.br, Itautrade website www.itautrade.com.br or by calling the following phone numbers: Investfone (55 11 5029-7780), Investshop (55 11 4004-3005) and Itautrade (55 11 4004-3131).

São Paulo, September 01, 2011.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer